NQL DRILLING TOOLS inc.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

04045955

SUPPL

Our File: 300.171

October 22, 2004

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of August 30, 2004:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)				WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since August 30, 2004 pursuant to the laws of Canada:				
	a.	News releases			Issuer
		i.	September 13, 2004		
		ii.	October 13, 2004	2 days prior to commencement of issuer bid	
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange ("TSX"):				
	a.	Final Notice of Intention to Make Normal Course Issuer Bid ("NCIB")			Issuer
	b.	Report of Issuer Bid Under S.120 of the Act		within 10 days of final approval of NCIB by the TSX	Issuer
3.	Materials which the Issuer has distributed or is required to distribute to its security holders:				
	a.	the same information as referred to in items: above			
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:				
	a.	the same information as referred to in items: above			

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Regards,

Susan J. Foote
Corporate Secretary
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Investor Update Conference Call and Webcast

NQL Drilling Tools Inc. (TSX - NQL.A)

NISKU, AB, Sept. 13 /CNW/ - A conference call will be held on Thursday, September 16, 2004 at 4:00 p.m. (Eastern Time), 2:00 p.m. (Mountain Time). Kevin Nugent, President and CEO, will host the call. To participate in the conference call, please dial (416) 640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 1-800-814-4860. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)905740

A replay of the conference call will be available at (416) 640-1917 or 1-877-289-8525, passcode 21094142 followed by the number sign from 5:00 p.m. (Eastern Time) September 16th to 11:59 p.m. (Eastern Time) September 23rd or through the Webcast archives at www.newswire.ca.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 21:20e 13-SEP-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Normal Course Issuer Bid

TSX: NQL.A

NISKU, AB, Oct. 13 /CNW/ - NQL Drilling Tools Inc. (the "Company") announces that it has received regulatory approval from The Toronto Stock Exchange (TSX) to make a Normal Course Issuer Bid for the repurchase of its common shares. The bid will commence on October 15, 2004 and will terminate on October 14, 2005.

The Company intends to purchase for cancellation, during the course of the bid, up to but not more than 2,130,792 Class "A" common shares of the Company, representing approximately 5% of its 42,615,844 common shares outstanding as of October 5, 2004. Any common shares purchased by the Company under the bid will be cancelled.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.

The purpose for the acquisition and cancellation of the common shares through the normal course issuer bid program is to provide capital appreciation and market stability for the benefit of the Company's shareholders.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:30e 13-OCT-04

NQL DRILLING TOOLS INC.

TSX Stock Symbol: NQL.A

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

1. Name of Issuer

NQL Drilling Tools Inc. (the "*Company*") hereby gives notice of its intention to make a normal course issuer bid (the "*Bid*") for its Class "A" common shares (the "*Shares*") through the facilities and in accordance with the rules and policies of the Toronto Stock Exchange (the "*Exchange*").

2. Shares Sought

The Company intends to purchase for cancellation, up to but not more than 2,130,792 Shares, representing approximately 5% of the Company's total 42,615,844 Shares issued and outstanding as at October 5, 2004. Purchases of Shares pursuant to the Bid will not, when aggregated with the total of all other Shares purchased by the Company in the preceding 30 days, aggregate more than 2% of the number of Shares outstanding on the date of acceptance of this Notice by the Exchange. Any Shares purchased by the Company under the Bid will be cancelled.

3. Duration

The Bid will commence on October 15, 2004 and will terminate on the earlier of: (i) the close of business on October 14, 2005; or (ii) the date on which the Company either completes its purchases pursuant to the Bid or decides not to purchase any more Shares.

4. Method of Acquisition

Purchases will be made on the open market through the facilities of the Exchange. Purchases of and payment for the Shares will be made by the Company in accordance with the requirements of the Exchange. The price which the Company will pay for any Shares acquired by it will be the market price of the Shares at the time of acquisition. No purchases will be made other than by means of open market transactions during the period the Bid is outstanding.

5. Consideration Offered

Each purchase made by the Company pursuant to the Bid will be made at a price which is not higher than the last independent trade of a board lot of the Shares on the Exchange. The Company will not expend more than an aggregate of $3 million to purchase Shares pursuant to the Bid. Other than as described herein, there are no restrictions on the price the Company is prepared to pay or any other restrictions on the Company relating to the Bid.

6. **Reasons for Normal Course Issuer Bid**

The Board of Directors of the Company has concluded that a share buyback would be in the best interests of the Company and its shareholders as it will enable the Company to provide capital appreciation and market stability for the benefit of the Company's shareholders.

7. **Valuation**

After reasonable enquiry, the directors and officers of the Company are not aware of any appraisal or valuation of the Company, its material assets or securities prepared within the two years preceding the date of this notice.

8. **Previous purchases**

During the twelve preceding months, the Company has made no purchases of its Shares.

9. **Persons Acting Jointly or in Concert With the Issuer**

No party is acting jointly or in concert with the Company in connection with the Bid.

10. **Acceptance by Insiders, Affiliates and Associates**

No director or senior officer of the Company and, to the knowledge of the directors and senior officers of the Company, after reasonable inquiry, (i) no associate of a director or senior officer of the Company, (ii) no person acting jointly or in concert with the Company, and (iii) no person holding 10% or more of any class of equity securities of the Company, currently intends to sell Shares of the Company during the course of the Bid.

Notwithstanding the above, depending on the market price of the Shares from time to time during the Bid, it is possible that directors or senior officers of the Company may decide to sell Shares.

11. **Benefits from the Normal Course Issuer Bid**

There are no special direct or indirect benefits to any insider, affiliate or associate of the Company of selling or not selling Shares during the Bid other than those benefits available to any other shareholder who sells or does not sell.

12. **Material Changes in the Affairs of the Issuer Company**

There have been no material changes in the affairs of the Company which have not been disclosed. As of the date hereof, there are no plans or proposals for material changes in the affairs of the Company.

13. Certificate

The undersigned, President and Chief Executive Officer of the Company, hereby certifies for and on behalf of the Board of Directors of the Company and not in his personal capacity that this Notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the Exchange. This Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. The execution of this certificate by the undersigned and the filing of this Notice of Intention to make a Normal Course Issuer Bid has been duly authorized by the Board of Directors of the Company.

Dated at Nisku, Alberta, this 7th day of October, 2004.

On behalf of the Board of Directors
of NQL Drilling Tools Inc.

Kevin Nugent
President and Chief Executive Officer

SECURITIES ACT

REPORT OF ISSUER BID UNDER S.120 OF THE ACT

(Subsection 189.1.3 of the Regulations)

1. **Name and address of the offeree issuer:**

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

2. **Name and address of the offeror:**

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

3. **What is the designation of the class(es) of securities that are subject to the bid?**

NQL Drilling Tools Inc. (the "Company") is making a Normal Course Issuer Bid (the "bid") for its class "A" common shares ("common shares")

4. **What is the date of the bid:**

The bid will commence on October 15, 2004 and will terminate on October 14, 2005, unless terminated earlier by the Company.

5. **What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?**

2,130,792 common shares, representing approximately 5% of its 42,615,844 common shares outstanding as of October 5, 2004.

6. **What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?**

The price per common share will be the market price for such shares on the Toronto Stock Exchange at the time of acquisition.

7. **What is the fee payable in respect of the bid, as calculated under subsection 271.4(1) of the Regulation?**

$1,000.00 minimum fee – 15% = $850.00

Note:
The closing price of the common shares on the Toronto Stock Exchange on October 12, 2004 was $1.30.
(2,130,792 common shares) x (.02%) x (25%) x ($1.30) – 15% = $117.73

Dated this 13th day of October, 2004.

NQL Drilling Tools Inc.

By: *"Kevin Nugent"*
Kevin Nugent
President and Chief Executive Officer